SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Management Proposal & Call Notice
169th EGM

Management Propsal & Call Notice | 169th Extraordinary General Meeting

 TABLE OF CONTENTS

INVITATION	3
CALL NOTICE	5
MANAGEMENT PROPOSAL FOR THE 169th EXTRAORDINARY GENERAL MEETING	9
1. Procedures inherent to the Extraordinary General Meeting hereby convened	9
1.1. Installation of the Extraordinary General Meeting	9
1.2. Qualification and Participation in the Extraordinary General Meeting	9
1.3. Representation in the Extraordinary General Meeting	11
1.4. Remote Voting	11
2. Clarifications on Matters to be resolved on the Agenda	13
3. Benefits, Costs and Risks Analysis	21
4. Eletrobras Legal Department Opinion	22
5. Management Conclusion	22

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 169th Extraordinary General Meeting

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS, invites all its shareholders to participate in its 169th Extraordinary Shareholders' Meeting, as follows:

Data: December 28, 2017.	Time (Brasília): 10:00 am.

Venue: Eletrobras Headquarters, SCN Setor Comercial Norte Quadra 06, Suite A, Block A, 6th and 8th floors - Venâncio 3000 Building, Asa Norte, ZIP CODE 70716-900, Brasília-DF.

Matters to be submitted for resolution:

1. To rectify item 7.9 of the decision of the 165th Extraordinary General Meeting of July 22, 2016 to extend the deadline for signing the contract for the transfer of the shareholding control held by Eletrobras in the distribution companies known as Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A – Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa provided that it occurs until July 31, 2018, under penalty of maintenance of the decision of the 165th Extraordinary General Meeting that determined the ending of the temporary distribution services, as well as liquidation of the referred distribution companies, which should also occur if Aneel and/or the Granting Authority do not guarantee the right to provide distribution services on a temporary basis until the effective transfer of the shareholding control, for an adequate remuneration, in the exact terms foreseen in item 2 below;

2. To approve that the distribution companies, subsidiaries of Eletrobras, denominated Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A - Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa, continue to provide temporary distribution services until the effective transfer of shareholding control, provided that (i) item 1 above is approved; (ii) all resources necessary to operate, maintain and make investments related to the public services of the respective distribution company are provided by the tariff, by the Federal Government or the Sectoral Funds, maintaining the economic and financial balance of the Distributors, without any contribution of funds, to any by Eletrobras; and (iii) there is an act of the Granting Authority extending the deadlines for temporary service provision by the Distribution Comapanies; and

3. To revoke the decision of the 162nd Extraordinary General Meeting of June 22, 2015, which authorized, in the scope of the process of unbundling of the activities of generation and transmission of the distribution activities of Amazonas Distribuidora de Energia S.A - Amazonas Energia, the redemption of convertible and exchangeable debentures issued by Amazonas Distribuidora Energia through the exchange of such debentures for the totality of the shares issued by Amazonas Geração e Transmissão S.A, owned by Amazonas Distribuidora de Energia S.A, due to the need to change the unbundling model.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 169th Extraordinary General Meeting

The Company prepared this Management Proposal, in compliance with good corporate governance and transparency practices, in order to guide and clarify to all its shareholders about the matters that will be deliberated, placing at the disposal of the Superintendence of Investors Relations at its disposal, to clarify any additional questions.

Support Channels

Presidente Vargas Ave, 409 – 9th floor - Herm Stoltz Building

Rio de Janeiro – ZIP CODE: 20.071-003
Site: www.eletrobras.com/ri

E-mail: ombudsman-ri@eletrobras.com
Phone: +55 (21) 2514-6333|2514-4627
Fax: +55 (21) 2514-5964

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ n. 00.001.180/0001-26

CALL NOTICE

We call the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras to meet at the Company's headquarters, in Brasília, SCN Setor Comercial Norte Quadra 06, Conjunto A, Bloco A, 6th and 8th floors – Venâncio 3000 Building, Asa Norte, ZIP CODE 70716-900, Brasília-DF, on December 28, 2017, at 10 a.m., in an Extraordinary General Meeting.

1. To rectify item 7.9 of the decision of the 165th Extraordinary General Meeting of July 22, 2016 to extend the deadline for signing the contract for the transfer of the shareholding control held by Eletrobras in the distribution companies known as Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A – Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa provided that it occurs until July 31, 2018, under penalty of maintenance of the decision of the 165th Extraordinary General Meeting that determined the ending of the temporary distribution services, as well as liquidation of the referred distribution companies, which should also occur if Aneel and/or the Granting Authority do not guarantee the right to provide distribution services on a temporary basis until the effective transfer of the shareholding control, for an adequate remuneration, in the exact terms foreseen in item 2 below;

2. To approve that the distribution companies, subsidiaries of Eletrobras, denominated Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A - Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa, continue to provide temporary distribution services until the effective transfer of shareholding control, provided that (i) item 1 above is approved; (ii) all resources necessary to operate, maintain and make investments related to the public services of the respective distribution company are provided by the tariff, by the Federal Government or the Sectoral Funds, maintaining the economic and financial balance of the Distributors, without any contribution of funds, to any by Eletrobras; and (iii) there is an act of the Granting Authority extending the deadlines for temporary service provision by the Distribution Comapanies; and

3. To revoke the decision of the 162nd Extraordinary General Meeting of June 22, 2015, which authorized, in the scope of the process of unbundling of the activities of generation and transmission of the distribution activities of Amazonas Distribuidora de Energia S.A - Amazonas Energia, the redemption of convertible and exchangeable debentures issued by Amazonas Distribuidora Energia through the exchange of such debentures for the totality of the shares issued by Amazonas Geração e Transmissão S.A, owned by Amazonas Distribuidora de Energia S.A, due to the need to change the unbundling model.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

The Company prepared this Management Proposal, in compliance with good corporate governance and transparency practices, in order to guide and clarify to all its shareholders about the matters that will be deliberated, and it is available at the Superintendence of Investors Relations, to clarify any additional questions

Pursuant to paragraph one of article 126 of Federal Act 6,404/1976, as amended (“Business Corporations Act”) and to the decision of the CVM Board in case CVM RJ-2014/3578, on November 4th, 2014, the shareholder may be represented at the general meeting: (i) if a natural person, by attorney-in-fact constituted less than 1 (one) year (who is a shareholder, Company administrator or lawyer regularly enrolled in the Brazilian Lawyer Association); (ii) if a legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its organization instruments and in compliance with the rules of the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager or, also, by an attorney-in-fact appointed in accordance with its organization instruments and in compliance with the rules of the Brazilian Civil Code.

The Company clarifies that, considering the possibility established in the second paragraph of article 21-A of CVM Instruction 481, of December 17, 2009, as amended (“CVM Instruction 481/09”), it will offer to the Extraordinary General Meeting called hereby a mechanism for remote voting.

Pursuant to the procedures provided for in CVM Instruction No. 481/09 in the Reference Form of the Company and the instructions contained in the Management Proposal to the Extraordinary General Meeting hereby convened, the shareholder may exercise the right to vote through the completion and delivery of the Distance Voting Ballot ("Voting Ballot") made available by the Company on the Company websites (www.eletrobras.com/ri) and the Brazilian Securities Commission - CVM (www.cvm.gov.br), and in B3 website (www.bmfbovespa.com.br).

The Shareholder or his legal representative, Brazilian or foreign, aiming to ensure admission to the Meeting, pursuant to article 5 of CVM Instruction No. 481/09, shall be required to submit the following documents:

•               Original or authenticated copy of the official identity document with photo, legally recognized as such in the national territory, within the validity period, in case of a natural person;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

•                    Authenticated photocopy of the updated organization document (articles of incorporation or social contract), in case of a legal entity, and of the instrument that invests the administrators and/or representatives with powers for representation in the Extraordinary General Meeting;

•                    Original or authenticated photocopy of the mandate instrument granted, and regularized by the law, by shareholder;

•                    The original shareholding position statement, provided by the depositary institution or custody, identifying the condition of shareholder;

•                    In case of investment funds, the representative shall prove that he is a manager of the fund or an attorney-in-fact duly appointed to the fund, pursuant to the provisions of the Law.

In the case of foreign legal entities, the documentation proving the powers of representation must be translated, by sworn translator, into Portuguese, and registered in the competent notary and documents register, as well as through notarization and consularization. However, under the terms of the Convention on the Elimination of the Requirement to Legalize Foreign Public Documents, from October 5, 1961 and promulgated by Decree No. 8,660, of January 29, 2016, the Company shall waive consularisation of foreign documents issued in signatory to the said Convention, provided that its apostille has been proven.

Pursuant to the sole paragraph of article 44 of the Company's Articles of Incorporation, the documents evidencing the condition of shareholder and due representation shall be submitted up to 72h (seventy-two hours) prior to the Extraordinary General Meeting called hereby, to the Investor Relations Superintendence – DFR, Market Information and Compulsory Loan Department – DFRM, at Presidente Vargas Avenue, 409 – 9th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, from 8 a.m. to 12 noon and from 2 p.m. to 5 p.m. However, all shareholders that appear with the documentation necessary for participation will be admitted to the Special Shareholders' Meeting called hereby.

The decisions will be made at the Extraordinary General Meeting hereby convened by majority of votes, with each shareholder voting in proportion to his interest in the Company's capital stock.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

Are available to the shareholders at the Investor Relations Superintendence – DFR, in the Market information and Compulsory Loan Department  – DFRM, and at the websites of the Company (www.eletrobras.com/ri/assembleiasacionistas), of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br) and of Bolsa, Brasil, Balcão S.A. – B3 (www.bmfbovespa.com.br) are all documents concerning to the matter that will be deliberated at the Extraordinary General Meeting, pursuant to Corporations Act and CVM Instructions 481/09.

Brasília, November 23, 2017.

José Guimarães Monforte

Chairman of the Board of Directors

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

MANAGEMENT PROPOSAL FOR THE 169th EXTRAORDINARY GENERAL MEETING

1.           Procedures inherent to the Extraordinary General Meeting hereby convened

To facilitate the understanding and attendance of the Shareholders to the above-mentioned Extraordinary General Meeting, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduction of the meeting.

1.1.  Installation of the Extraordinary General Meeting

Pursuant to art. 125 of Act 6,404/1976, (“Business Corporations Act”), for the installation of the Extraordinary General Meeting, on first call the attendance of shareholders and/or their legal representatives, holding interest corresponding to at least, 25% (twenty five percent) of the voting capital stock of the Company will be necessary.

In case this percentage is not achieved, there will be another call, at least eight (8) days in advance, after which the Extraordinary General Meeting will be installed with any number of shareholders.

1.2. Qualification and Participation in the Extraordinary General Meeting

In order to participate in the Extraordinary General Meeting, the Shareholders shall prove the capacity of holders of shares issued by the Company, by submitting the following documents:

(a)     statement issued by the financial institution depositary of the book-entry shares issued by Eletrobras held by them, containing the indication of the respective share interest, dated at most 2 (two) days before the date of the Extraordinary General Meeting;

(b)     original or authenticated copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, in case of a natural person;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

(c)      power of attorney, legally granted and regularized, in case of representation of the shareholder, in original version or authenticated copy with signature notarization, and in case of document drawn up abroad, its sworn translation into Portuguese, duly registered at the competent notary office, as well as the proof of its notarization and consularization, or alternatively, of its apostille in compliance with the applicable legislation, in original version or authenticated copy;

(d)      authenticated copy of the current constituent acts of the respective shareholder and the act that invests the representative with sufficient powers for representation in the scope of the Extraordinary General Meeting, duly registered in the competent bodies, accompanied by their respective publications, in the case of a legal entity;

For the purposes of the documents set forth in item (d), the Company shall comply with: (i) bylaws and social contracts, in a certificate issued by the respective registration body: a simple copy of the original, provided it is accompanied by an original certificate issued by the registering body or its copy authenticated, certifying the registration of the document or certified copy of the registered act; and (ii) specifically in relation to the act invested by the proxy representative to vote on behalf of the shareholder, in the case of a special instrument of mandate, must contain a recognized signature of the grantor or its representatives, and be accompanied by its translation affidavit duly registered in the competent registry of titles and documents, as well as proof of notarization and consularization or apostille, as the case may be. In the case of legal entities with representatives that are not named in the company's bylaws or a separate appointment procedure per act, it is necessary for the shareholder to prove the validity of the appointment by providing proof of the filing of the act in the competent registry.

In case of investment funds, the representative shall prove that he is an administrator of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

In case of foreign legal entities, the documentation proving the powers of representation must be translated, by sworn translator, into Portuguese, and registered at competent registry office, and they must undergo a notarization and consularization process. However, under the terms of the Convention on the Elimination of the Requirement to Legalize Foreign Public Documents, held on October 5, 1961 and promulgated by Decree 8,660, of January 29, 2016, the Company shall waive consularization of foreign documents issued in signatory to the said Convention, provided that its apostile has been proven.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

Documents drawn up in other languages, pursuant to the Law, will only be accepted upon presentation of a sworn translation duly registered at the competent registry office.

Pursuant to the sole paragraph of article 44 of the Company's Articles of Incorporation, the documents evidencing the condition of shareholder and due representation shall be submitted up to 72h (seventy-two hours) prior to the Extraordinary General Meeting called hereby, at the Investor Relations Superintendence – DFR, Market Information and Compulsory Loan Department – DFRM, at Presidente Vargas Avenue, 409 – 9th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, from 8 a.m. to 12 noon and from 2 p.m. to 5 p.m.

1.3.        Representation in the Extraordinary General Meeting

Pursuant to paragraph one of article 126 of the Business Corporations Act and of the decision of the CVM Board in case CVM RJ-2014/3578, rendered on the November 4, 2014, the shareholder may be represented at the Special Shareholders’ Meeting as follows: (a) if a natural person, by an attorney-in-fact established less than 1 (one) year ago, pursuant to the Business Corporations Act; (b) if a legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its organization instruments and in compliance with the rules of the Brazilian Civil Code and of the Business Corporations Act; and (c) if an investment fund, by its administrator and/or manager or, also, by an attorney-in-fact appointed in accordance with its organization instruments and in compliance with the rules of the Brazilian Civil Code.

1.4.        Remote Voting

Pursuant to the provision contained in CVM Instruction n. 481/09, Eletrobras will grant to the Extraordinary General Meeting the possibility to participate at a distance by means of the Remote Voting Ballot, whose model is attached to this Proposal in its Annex 4 (“Voting Ballot”).

In order to participate in the Shareholders’ Meeting in this modality, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and send it, alternatively, to: (i) the Registry Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction n. 481/09; or, also, (iii) directly to the Company.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

In this regard, Eletrobras informs that the Registry Agent of its shares, namely, Banco Bradesco S.A., (“Registry Agent”), in accordance with the agreement signed with the Company, will receive the Voting Ballot of the shareholders of the Company in all of its bank branches scattered all over the national territory, observing the procedures established by the Registry Agent. The shareholders or their representatives shall go to any bank branch of the Recording Agent, with a valid original identification document containing photograph and, in case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents shall be presented, in addition to the Voting Ballot.

Furthermore, it is worth mentioning that in accordance with CVM Instruction n. 481/09, the custody agents may, but are not required to receive the Voting Ballots of the shareholders of the Company. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Ballots, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Instruction n. 481/09, the shareholders may also send the Voting Ballot directly to the Company, and, in this case, they shall observe the following rules:

(i)          the Voting Ballot will only be received by the Company when it is sent physically, via postal service, addressed to the Investor Relations Superintendence of the Company, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Presidente Vargas Avenue, 409, Centro, 9th floor, ZIP CODE: 20071-003, or when sent by e-mail, to the following e-mail address: ombudsman-ri@eletrobras.com as long as the originals be submitted to the Company before the scheduled date of the Extraordinary General Meeting.

(ii)         the Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act.

(iii)        the Voting Ballot sent directly to the Company shall be accompanied by the documentation that proves the capacity of shareholder or of legal representative of the signatory shareholder, observing, therefore, the requirements and formalities indicated in items 1.2 and 1.3 above.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company, however, it can be corrected and resent by the shareholder to the Company, if observed the terms and procedures established in CVM Instruction 481.

The Voting Ballot that is received by the Registry Agent, by the Custody Agent (as applicable) and/or by the Company until the deadline the period of 7 (seven) calendar days that precedes the date of the Shareholders’ Meeting, in accordance with the provisions of article 21-B of CVM Instruction n. 481/09.

The Voting Ballot delivered after the deadline mentioned above, will be considered invalid and will not be treated by the Company.

After the expiration date, if some voting ballots remain unfilled, the Company informs that it will consider them as abstaining from voting on that matters, pursuant CVM/SEP/01/2017.

The Distance Voting Ballot is intended for the shareholders that will adopt the Distance Voting Mode under the terms of CVM Instruction 481/09.

The Shareholders holding American Depositary Receipts ("ADRs") must observe the Custodian Bank Proxy Card.

2.   Clarifications on Matters to be resolved on the Agenda

In compliance with the Brazilian Corporation Law and CVM Instruction No. 481/09, the following clarifications are presented by Management regarding the matter to be deliberate by the 169th Extraordinary General Meeting, to be held on December 28, 2017:

Item 1 of the 169th EGM Agenda

The 165th Extraordinary General Meeting held on July 22, 2016, approved the transfer of stock control, until December 31, 2017, of the distribution companies Companhia Energética do Piauí S.A. (“Cepisa”); Companhia Energética de Alagoas S.A. (“Ceal”); Companhia de Eletricidade do Acre (“Eletroacre”); Centrais Elétricas de Rondônia S.A (“Ceron”); Boa Vista Energia S.A. (“Boa Vista”); e Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”), hereinafter collectively referred to as "Distribution Comapanies", pursuant to Paragraph 1st-A of article 8, of Law 12,783/2013, with the new wording given by Provisional Measure No. 735, dated June 22, 2016, provided that, until the transfer of the distributor to the new controller, the distributor received directly from the Federal Government or through a tariff, all the resources and remuneration necessary to operate, maintain and make investments that are related to the public services of the respective distributor, maintaining the economic and financial balance of the Distribution Companies, without any contribution of any kind, by Eletrobras.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

In addition, it was approved that the concession of the Distribution Companies to be returned at any time and the provisions of their liquidation be adopted, under the following hypotheses: (i) the Dsitribition Companies’ transfer of control did not occur until December 31, 2017; or (ii) the respective Dsitribition Company ceases to receive directly from the Federal Government or through tariff, until their transfer to the new controller, all the resources and remuneration necessary to operate, maintain and make investments that are related to their public services, maintaining the economic and financial balance of the Distributin Company, without any resource contribution, by any means, by Eletrobras.

On August 3, 2016, the Ministry of Mines and Energy, through Ordinances No. 420, 421, 422, 423, 424 and 425 of 2016, designated Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista Energia, respectively, as responsible for providing the public electricity distribution service in order to ensure continuity of service until December 31, 2017 or until the assumption of a new concessionaire, whichever occurred first. From January 1, 2017, Boa Vista Energia began to serve the users of the Companhia Energética de Roraima (CERR), which is now extinct (Dispatch without number of the Minister of Mines Energy, published in the Official Gazette on September 26, 2016).

As result of these deliberations, Distributors were classified as a national priority in the energy sectors, pursuant to article 1st, article 4th, caput, item II, and article 5th of Law 13,334/2016, and the National Bank for Economic and Social Development (“BNDES”) designated as responsible for executing and monitoring the privatization process of the Distribution Companies, in accordance with Decree No. 8,893/2016 and for hiring the advisors and consultants responsible for modeling the privatization.

For the service of structuring the Distribution Companies privatization, which includes their economic and financial evaluation, the identification of critical points with a proposal for their equation, studies with a view to implementing the necessary adjustments for the purposes of recommending the sale price of the Distribution Companies’ shares and/or their minimum grant value, the proposed privatization model and other products and services required for the privatization structuring, was hired Mais Energia B Consortium by BNDES, through a service agreement signed on February 14, 2017, and published in the Official Gazette on March 8, 2017.

The Consortium Mais Energia B led the proposal for the Distribition Companies privatization model, carrying out their economic and financial evaluation, legal, accounting, technical-operational and other specialized professional services. These services were executed by the companies which are part of this Consortium: PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“PwC Recovery”), PricewaterhouseCoopers Serviços Profissionais Ltda. (“PwC SP” and, along with PwC Recovery just “PwC”), Siglasul Consultoria Ltda. (“Siglasul”) and Loeser e Portela Advogados (“LPA”).

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

Besides the Consortium Mais Energia B, it was also hired by BNDES, through the same service agreement signed on February 14, 2017, and published in the Official Gazette on March 8, 2017, for the execution of the second economic and financial evaluation of Distribution Companies, Ceres Inteligência Financeira Ltda. – EPP (“Ceres”).

BNDES submitted to Eletrobras studies on the privatization modeling on September 27, 2017, having rectified the model on October 19, 2017, and subsequently rectified certain specific data on November 1, 2017. On November 6, 2017, 2017, Decree No. 9,192, which regulates Law 12,783/2017, was published regarding the bidding of concessions associated with the transfer of share control (Annex 1). Subsequent act, was edited, on November 8, 2017, the Resolution of the Investment Partnership Program Council - CPPI number 20 published on November 9, 2017 (Annex 2) and amended on November 22, 2017, in accordance with the Resolution of the  Investment Partnership Program Council - CPPI No. 28, published on November 23, 2017 (Annex 2- A).

The dates on which the modeling studies were delivered, as well as the legislative and normative acts mentioned above, alone prevent the Privatization Auctions from being carried out until December 31, 2017, as resolved by the 165th Extraordinary General Meeting, due to the legal and corporate processes that need to be observed, such as the analysis of the modeling by Eletrobras' administrators and shareholders, approval by the Court of Accounts, approval by the Administrative Council for Economic Defense ("CADE") and the National Electric Energy Agency ("ANEEL"), opening of the data room, holding a public hearing, call and the realization of the Privatization Auction itself.

In addition to the facts decribed above, within the scope of the modeling process carried out under BNDES management, for the aforementioned privatization, and according to the Resolution of the Investment Partnership Program Council - CPPI number 20, the need for adjustments was identified by Eletrobras in its Distribution Companies, through capital increase and/or assumption of debts, in the order of BRL 11.2 billion (eleven billion and two hundred million reais) to make them attractive, as follows:

a)    Eletroacre: BRL 113,779,871.99 (one hundred and thirteen million, seven hundred and seventy-nine thousand, eight hundred and seventy-one reais and ninety-nine centavos);

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

b)   Ceron: BRL 1,872,522,463.42 (one billion, eight hundred seventy-two million, five hundred twenty-two thousand, four hundred and sixty-three reais and forty-two centavos);

c)   Cepisa: BRL 50,000.00 (fifty thousand reais);

d)   Ceal: BRL 50,000.00 (fifty thousand reais);

e)   Boa Vista: BRL 342,120,486.20 (three hundred and forty-two million, one hundred and twenty thousand, four hundred and eighty-six reais and twenty centavos); and

f)    Amazonas Energia: BRL 8,911,866,558.94 (eight billion, nine hundred and eleven million, eight hundred and sixty-six thousand, five hundred and fifty-eight reais and ninety-four centavos).

In addition to these adjustments, as stated on the Resolution of the Investment Partnership Program Council - CPPI number 20 and its amendements stated on the Resolution of the  Investment Partnership Program Council - CPPI No. 28, it was proposed that Eletorbras, , under the criteria established in its General Meeting, assume the credits and obligations of the Distributors to the Fuel Consumption Account ("CCC") and the Energy Development Account ("CDE"), recognized in the Distribution Companies’ Financial Statements at the base date of the studies (December 31, 2016) considering the adjustments up to June 30, 2017. These credits are, in the June, 2016 base date, in the order of R$ 8.4 billion (eight billion and four hundred million reais) and include the credits referring to item IX of article 13 of Law 10,438, of April 26, 2002, with the new wording given by Law 13,299, dated June 21, 2016. However, these claims have been questioned by ANEEL in the administrative proceedings involving the supervision of credits/debits of CCC/CDE with Amazonas Energia, Ceron, Boa Vista and Eletrocre, a reference for the period from July 30, 2009 to June 30, 2016, pursuant to Law 12,111/2009.

According to the Resolution of the Investment Partnership Program Council - CPPI number 20 and its amendements stated on the Resolution of the  Investment Partnership Program Council - CPPI No. 28, Eletrobras, in the case of the credit assignment by the Distribution Comapanies mentioned above and that are being questioned by ANEEL, shall, in counterpart, assume, in a cumulative manner, rights and obligations of equivalent amounts. The assumption of debts of equivalent amounts, including with the Distribution Comapanies suppliers, could result at the end, in the assumption by Eletrobras Holding of debts in the order of BRL 19,7 billion (nineteen billion and seven hundred million reais), considering the others proposed adjustments, as stated above.

Therefore, in order to evaluate Eletrobras' economic and financial capacity to bear these obligations, and to consider the consequences of possible liquidation of the Distribution Companies, Eletrobras is responsible for carrying out its internal procedures and the corporate acts required for this privatization operation, under defined terms in its bylaws, in Brazilian Corporate Law, as well as in compliance with the rules established by the Brazilian Securities and Exchange Commission and by the Stock Exchanges in which the Company has its shares listed.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

The management is adopting the measures determined by the CPPI – Council of the Investment Partnership Program, with the purpose of analyzing the model proposed by BNDES, however, given the date that the modeling studies and editing legal actsin reference to such model, as well as the large amounts involved, it is not possible to address an adequate assessment, at this time, for shareholders deliberation.

In this sense, it is important to mention that the Resolution of the Investment Partnership Program Council - CPPI No. 28, published on November 23, 2017, extended the deadline initially set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, and granted term until February 1, 2018 for Eletrobras to hold a General Meeting of Shareholders to resolve on the sale of share control of the Distribution Companies.

Therefore, considering the managers' duty of diligence and considering that it is up to the shareholders, if they wish to review the decision envisaged at the 165th Extraordinary General Meeting, the 169th Extraordinary General Meeting is being convened to propose the extension of the term for conclusion of the privatization, instead of immediate liquidation, as previously decided, as well as to grant a reasonable period for Eletrobras' managers to evaluate and discuss the privatization model proposed by BNDES and subsequent act, after being duly informed, and as applicable, to convene a new shareholders' meeting to be deliberation on the conditions of privatization or on the effective liquidation of the Distribution Companies. On the date of the Management Proposal, Eletrobras does not have conditions to approve, disapprove or recommend the proposed model, pursuant to paragraph 1 of art. 3rd of CPPI Resolution 20/2017, due to the extremely short period for analysis and adoption of the procedures for convening a Extraordinary General Meeting.

After the General Meeting that decides on the sale of share control of the Distribution Companies, if approved, there are legal procedures to be observed until the Privatization Auction, as mentioned above.

Therefore, item 1 of the agenda proposes that:

1. To rectify item 7.9 of the decision of the 165th Extraordinary General Meeting of July 22, 2016 to extend the deadline for signing the contract for the transfer of the shareholding control held by Eletrobras in the distribution companies known as Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A – Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa provided that it occurs until July 31, 2018, under penalty of maintenance of the decision of the 165th Extraordinary General Meeting that determined the ending of the temporary distribution services, as well as liquidation of the referred distribution companies, which should also occur if Aneel and/or the Granting Authority do not guarantee the right to provide distribution services on a temporary basis until the effective transfer of the shareholding control, for an adequate remuneration, in the exact terms foreseen in item 2 below;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

If item 1 is not approved, under the terms proposed, the Distribution Companies must be liquidated, as disclosed on the decision of the 165th Extraordinary General Meeting. If it is approved, the Distribution Companies will also be liquidated in the event that the signature of the transfer of share control contract does not occur until July 31, 2018 or in the other hypotheses set forth in item 1 above.

Item 2 of the 169th EGM Agenda

As stated above, the Ministry of Mines and Energy, through Ordinances No. 420, 421, 422, 423, 424 and 425 of 2016, designated Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista Energia, respectively, as responsible for providing the public electricity distribution service in order to ensure continuity of service until December 31, 2017 or until the assumption of a new concessionaire, whichever occurred first. From January 1, 2017, Boa Vista Energia began to serve the users of the Companhia Energética de Roraima S.A (CERR), which is now extinct (Ordinance without number of the Minister of Mines Energy, published in the Official Gazette on 09/26/2016).

That being, it is necessary for the Distribution Companies to continue to provide temporary distribution services until the effective transfer of share control, provided that all the necessary resources to operate, maintain and make investments regarding the public services of the respective Dsitribution Company are guaranteed by the tariff, by the Union or by the Sectoral Funds, maintaining the economic and financial balance of the Distribution Comapanies, without any contribution of any kind, by Eletrobras.

In addition to the approval by Eletrobras’ Genral Meeting, such matter depends on the act of the Ministry of Mines and Energy to extend the deadlines established in the aforementioned Ordinances.

Therefore, item 2 of the agenda proposes that:

2. To approve that the distribution companies, subsidiaries of Eletrobras, denominated Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A - Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa, continue to provide temporary distribution services until the effective transfer of shareholding control, provided that (i) item 1 above is approved; (ii) all resources necessary to operate, maintain and make investments related to the public services of the respective distribution company are provided by the tariff, by the Federal Government or the Sectoral Funds, maintaining the economic and financial balance of the Distributors, without any contribution of funds, to any by Eletrobras; and (iii) there is an act of the Granting Authority extending the deadlines for temporary service provision by the Distribution Comapanies; and

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

Item 3 of the 169th EGM Agenda

Unbundling Process of Amazonas Energia

Due to the interconnection to the National Interconnected System ("SIN") and the legal determination provided for in Law No. 12,111, of December 9, 2009, combined with that provided for in article 4th, paragraphs 5th and 7th of Law No. 9,074, of December 7, July 1995, Amazonas Energia was obligated to segregate the activities of generation and transmission of electricity from its distribution activity, this operation is called " unbundling".

Amazonas Energia operated until June 30, 2015 in a vertical way, exploring the activities of generation, transmission and distribution of energy.

The first stage of the unbundling process consisted in the creation of a new company within the scope of the Eletrobras System, Amazonas Geração e Transmissão S.A. ("Amazonas GT"), in a pre-operational manner, with a formal and minimal legal personality, as a wholly-owned subsidiary of Amazonas Energia, with the objective of enabling the signing of Energy Purchase and Sale Agreements ("CCVE") between Amazonas Energia and Amazonas GT, in addition to preparing the structural basis of the Amazonas GT for the operational phase.

On the other hand, the second phase of the unbundling process consisted on a full corporate reorganization, through the version of assets, rights and obligations (net assets) linked to the activities of generation and transmission of energy of Amazonas Energia to Amazonas GT.

The first phase was completed on July 1st, 2015, culminating in the capital increase of the new company for the generation and transmission of energy, denominated Amazonas GT, through the contribution of assets, rights and obligations related to generation and transmission.

The second stage consisted of an onerous assumption by Eletrobras of a portion of the debt that Amazonas Energia has before BR Distribuidora, through the "Private Instrument of Confession of Debt". Such assumption would occur with the signature of "Private Instrument of Assumption of Debt and Other Covenants" and, according to legal provision, should have Petrobras Distribuidora S.A.'s consent as intervening creditor.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

The signature of the retro-cited Instrument was authorized by DEL-044/2015, dated 04/29/2015, of the Board of Directors of Eletrobras, and forwarded to Petrobras Distribuidora. However, there was no consent from the creditors.

The other steps required for the process would be:

a.    Private issuance by Amazonas Energia of debentures convertible and exchangeable for 100% of the shares issued by Amazonas GT, fully subscribed and paid in by Eletrobras with the totality of the credit held with Amazonas Energia due to the onerous assumption of debt ("Debentures"), in terms of the respective deed ("Deed"); and

b.    Debentures redemption by Amazonas Energia through the delivery to Eletrobras of the entire interest held by the Company in the Amazonas GT (that is, discharge of the Debentures for the exchange of these for shares issued by Amazonas GT).

These measures were approved by the 162nd Extraordinary General Meeting of June 22, 2015, which authorized the redemption of convertible and exchangeable debentures issued by Amazonas Energia through the exchange of such debentures for the totality of the shares issued by Amazonas GT, owned by Amazonas Energia, as part of the process of unbundling of the generation and transmission activities of Amazonas Energia's distribution activities.

The documents regarding the unbundling were delivered to ANEEL on July 2015. ANEEL answered on June 2016, through Official Letter 405/2016, and in this document there were some conditions that were fully answered.

In October 2016, ANEEL issued Official Letter 574/2016-SFF, in which it determines that a partial assignment of gas contract No. OC-1902/2006 of Amazonas Energia to Amazonas GT be made in two steps: (i) the first should be made immediately which 60% of the contract, related to the consumption of Aparecida and Manaus 3, mainly, and (ii) the another in 2025, at the time of the closing of the contracts of the 5 Independent Power Producers (“PIEs”) of Manaus, when would transfer around 40%. It should be noted that Amazonas Energia would continue to own 200,000 m³/s related to the consumption of its PIEs in the countryside of the state.

In addition, starting on December 2015, ANEEL's Superintendency of Regulation of Generation (SRG) started to use a new interpretation, defining that ship-or-pay and take-or-pay would be limited to the installed capacity of thermoelectric power plants to consume the contracted daily amount of natural gas established in Contract No. OC-1902/2006.

This interpretation was applied in the CDE/CCC budget for 2016 affecting since then the issue of the gas contract.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

These were the reasons why the unbundling process did not continue, in the terms approved by Eletrobras’ 162nd EGM, since, despite the administrative appeals and new discussions regarding the recognition of the cost of the gas contract, the matter still persists forming what has been named the potential onerosity of the gas contract.

That being, Eletrobras and Amazonas Energia are discussing the new conditions of Amazonas Energia’s unbundling process with the Ministry of Mines and Energy and ANEEL, and it is necessary to address the reimbursement by CCC of the costs of the gas contract. ANEEL should also examine the issue of the disposal of PIEs from the point of view of CCC recognition, in addition to the agreements for the purchase and sale of energy between Amazonas Energia and Amazonas GT, originating from these PIEs. According to Law 12,111/2009, unbundling must occur until April 30, 2018. Resolution CPPI No. 20/2017, however, determined that the unbundling would occur until March 2, 2018.

Therefore, item 3 of the Agenda of the General Meeting hereby called proposes:

3. To revoke the decision of the 162nd Extraordinary General Meeting of June 22, 2015, which authorized, in the scope of the process of unbundling of the activities of generation and transmission of the distribution activities of Amazonas Distribuidora de Energia S.A - Amazonas Energia, the redemption of convertible and exchangeable debentures issued by Amazonas Distribuidora Energia through the exchange of such debentures for the totality of the shares issued by Amazonas Geração e Transmissão S.A, owned by Amazonas Distribuidora de Energia S.A, due to the need to change the unbundling model.

3.           Benefits, Costs and Risks Analysis

Benefits

•              The BNDES modeling was concluded and the CCPI Resolution was issued, and there is a possibility for Eletrobras' managers and shareholders to have an opportunity, after appropriate analysis, to decide whether or not to approve the privatization, until February 1, 2018, while immediate liquidation may have consequences not yet scaled and controversial about the applicable legislation;

•              With the postponement of the deadline for deliberation on the sale or liquidation of the Distribution Companies, the model contemplated in RES CPPI No. 20/2017, along with its posterior alterations, as well as the legal and corporate aspects related to the disposal or liquidation of the Distribution Companies, may be better evaluated by the Eletrobras and advisors, so that they can better guide their shareholders about the issues involved;

•               Regarding item 3, until the date set forth in Law 12,111/2009 and in CPPI Resolution, that is on March 2, 2018, Amazonas Energia may be unbundled, with the transfer of the Amazonas GT to Eletrobras or third parties, to pay off the debt of Amazonas Energia.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

Costs

•              The decision of immediate liquidation of Distribution Companies may entail costs not yet scaled and that need to be better evaluated by Eletrobras;

•              With the extension of the deadline for deliberation on the sale and/or liquidation of the Distribution Companies, these will continue to cause economic losses to Eletrobras' consolidated results until its effective privatization or liquidation.

Risks

•              Eletrobras may find it difficult to obtain all the financial resources necessary to support any obligations of the Distribution Companies that it may be responsible for, until the privatization decision or in the context of the liquidation process, as the case may be;

•         In the event of not extending the deadline by the 169th AGE and immediate liquidation of the Distribution Companies, as stated by the 165th Extraordinary General Meeting, there is a potential risk of judicialization of the process of liquidation of the Distribution Companies, regarding the applicable legislation related to the liquidation of mixed capital companies;

•              Possibility of imputation to Eletrobras of debts and contracts of Distributors guaranteed by Eletrobras;

•         The Granting Authority may not edit the act postponing the date of temporary distribution services until the effective transfer of the share control, for an adequate remuneration, which would result in the liquidation of the Distribution Companies, as determined by Eletorbras’ 165th Extraordinary General Meeting.

4.   Eletrobras Legal Department Opinion

In addition to the information indicated above and in the other annexes to this Management Proposal, the Company leave available in the form of Annex 4 to this Management Proposal the full report issued by its Legal Superintendence in compliance of this proposal with the legislation and other applicable rules.

5.   Management Conclusion

Acording to all the subject exposed in Chapter 2 and 3 above, highlighting the risks described in this Management Proposal and the constraints to be observed, the Management believes that items 1 and 2 of the agenda should be approved in order that Eletrobras have enough time to analyze the conditions proposed for the privatization of the Distribution Companies, especially due to the relevant amounts set forth in CPPI Resolution No. 20/2017, and properly measure the costs and responsabilities of an eventual liquidation, as well as the applicable legal provisions in case of liquidation and dissolution of mixed-capital federal companies, so that it can submit the decision to shareholders with all the elements involved duly informed and priced. Regarding item 3, it also approved, since the non-conclusion of the divestiture of Amazonas Energia, under the 162nd EGM, was due to external factors not controlled by Eletrobras.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

In view of all of the foregoing, the Company's Management recommends that the Shareholders carefully read all the documentation made available to them regarding the main aspects of the privatization and/or liquidation of Eletrobras’ Distribution Companies, including the Annexes thereto Proposal, and then approve it as they consider it to be the best alternative for the Company.

Brasília, November 23, 2017.

José Guimarães Monforte

Chairman of the Board of Directors

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Propsal & Call Notice | 169th Extraordinary General Meeting

List of Documents Available to the Shareholders

All documents relating to the matter to be deliberated by the 169th Annual Shareholders Meeting are available to the shareholders at the website of the Company (www.eletrobras.com/age/), as listed below:

1. Decree 9,192, of November 6, 2017;

2. Resolution of the Investment Partnership Program  Council - CPPI number 20, of November 08, 2017;

2-A.Resolution of the Investment Partnership Program  Council - CPPI number 28, of November 22, 2017;

3. Opinion of eletrobras Legal Department 4. Distance Voting Ballot.

The Company, through its Investor Relations Superintendence, by means of telephones +55 (21) 2514-6333 or +55 (21) 2514-6331 and ombudsman-ri@eletrobras.com is available for further clarification about the 169th Eletrobras Annual Shareholders' Meeting.

Know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requestsfrom people regarding the securities marketon our Investor Relations website: IR Services> Contact IR> IR Ombudsman

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Annex 1 - Decree 9,192, of November 6, 2017

Presidency of the Republic Chief of Staff Sub-Office of Legal Affairs

DECREE NO. 9,192, NOVEMBER 6, 2017

Regulates the Law 12,783, dated January 11, 2013, which provides procedures for bidding for concessions of distribution and transmission associated to the transfer of control of legal entity providing electric energy public utility, and makes other provisions.

The PRESIDENT OF THE REPUBLIC, according to the assignments incumbent on him under Article 84, caput, Items IV and VI, letter “a”, of the Constitution, and taking into account the provisions under Article 8, Paragraph 1-A, Paragraph 1-C and Paragraph 1-D, under Article 11, Paragraph 5, and under Article 21-B of Law 12,783, dated January 11, 2013, and Law 13,334, dated September 13, 2016,

RESOLVES:

Article 1 The Federal Government may promote the bidding for concession of the electric energy related to the transfer of control of the legal entity providing service under the direct or indirect control of the Federal Government, State, Federal District or City, observing the provisions under Article 8, Paragraph 1-A, Paragraph 1-C and Paragraph 1-D, of Law 12,783, dated January 11, 2013.

Paragraph 1 The contract of concession of electric energy distribution, resulting from the bidding procedure referred to in the caput, shall elapse over thirty years, as of the date of its execution.

Paragraph 2 For the bidding procedure for concession of the electric energy referred to in the caput, the controlling shareholder of the legal entity responsible for the provision of the service of electric energy distribution shall observe by the following requirements:

I - forward, to the Ministry of Mines and Energy, the request or ratification of the former request, under the term of up to fifteen days, as of the date of publication of this Decree, so that the Federal Government performs the bidding procedure for concession of the electric energy related to the transfer of controlling interest, under the conditions established in this Decree; and

II - in the event that the legal entities directly or indirectly controlled by the State, Federal District or Municipality, the controlling shareholder shall also:

a) delegate competences to the Federal Government, either directly or indirectly, for performance and follow-up of the bidding procedure;

b) adopt, as the case may be, the measures necessary for the compliance of the rulings and requests of the Ministry of Mines and Energy, of the Brazilian Agency of Electric Energy - Aneel, and other agencies and entities of the federal public administration with inspection jurisdiction; and

c) forward the request or the ratification referred to in Item I, accompanied by the statement of the Office of the State Attorney General, or else of the Federal District or City, and, as the case may be, the other competent agencies.

Article 2 The legal entity responsible for the provision of the service of electric energy distribution directly or indirectly controlled by the Federal Government, shall abide, on a subordinated nature, the provisions under Decree 8,893, dated November 1, 2016.

Disclaimer:

1 - The voting ballot is intended for shareholders who will adopt the distance voting system, pursuant to CVM Instruction 481 of December 17, 2009.

2 – Shareholders who holds American Depositary Receipts ("ADRs") shall observe the Custodian's Proxy Card.

Article 3 In the event that the legal entity responsible for the provision of the service of electric energy distribution, directly or indirectly controlled by the States, Federal District or the Municipalities, BNDES, the Brazilian Development Bank, shall be responsible for the performance and follow up of the process of privatization referred to under Article 1, which shall:

I - make the privatization processes public, and provide information, as requested by the competent agencies;

II - engage the consulting firms to perform evaluation studies and other specialized services necessary for the sale of the controlling interest referred to under Article 1;

III - when applicable, engage the audit firm, as well as other specialized services necessary for the  privatization;

IV - forward to the State Ministers of Mines and Energy, Finance and Planning, Development and Management, for their approval, the result of the studies and economic assessments of the companies with operational modality to be applied in each privatization, adjustments of corporate, regulatory, operating, accounting or legal nature, and the financial restructuring for the legal entities responsible for the provision of the service of electric energy distribution, and other conditions applicable to the privatizations;

V - facilitate, as the case may be, the liaison with the system of distribution of securities and the stock exchange; and

VI - prepare, as under its responsibility, the documentation of the processes of privatization for appraisal of the Federal Court of Accounts.

Sole paragraph. The documentation of the process of privatization shall be submitted by the controlling shareholder of the legal entity responsible for the provision of the service of electric energy distribution to the respective federative controlling agency, under the terms of the applicable laws.

Article 4 In the bidding procedures referred to under Article 1, the criteria for trial of proposals shall be those established in Article 15, caput, Items I and II, of Law 8,987, dated February 13, 1995, abiding by the provisions in this Article.

Paragraph 1 Aneel shall provide information about the relaxations necessary for the tariff parameters, with the purpose of allowing the economic and financial balance of the concession to be subject to bidding, under the terms of Article 8 of Law 12,783, of 2013.

Paragraph 2 To ensure the initial economic and financial balance of the concession contract, the granting power shall incorporate, in the concession contract, conditions compatible with the relaxations necessary for the economic and financial balance of the concession to be subject to bidding, under the terms established in Article 8 of Law 12,783, of 2013.

Paragraph 3 The relaxations referred to in Paragraphs 1 and 2 shall be considered as premises in the studies referred to in Article 3, caput, Items II and III, of this Decree and in Article 2, caput Item II, of Decree 8,893, of 2016.

Paragraph 4 The modeling of the bidding procedure for concession of the electric energy provided for under Article 1 shall take into consideration the relaxation of the tariff parameters referred to in paragraphs 1 and 2 up to the limit necessary for the assessment value of the company, considering the new concession contract, be zero.

Paragraph 5 The relaxations referred to in Paragraphs 1 and 2 shall entail the adoption of the discretion provided for in Article 15, caput, Item I, of Law 8,987, of 1995, for trial of proposals, which shall be submitted to auction under the terms of smaller provisional tariff addition, as established under notice.

Paragraph 6 In the event that the said provisional tariff addition and tariff recognition referred to under Article 6 be reduced to zero in the proposals submitted under the bidding procedure, the criterion of bidding shall be the highest amount of the grant offered, abiding by the provisions under Article 15, caput, Item III, of Law 8,987, of 1995, upon reference to the Ministry of Finance concerning the payment conditions, especially the term and manner of payment.

.

Paragraph 7 If an economic and financial imbalance is not identified in the concession area, under the terms of Paragraph 1, or in the event of the studies provided for under Article 3, caput, Items II and III, of this Decree and in Article 2, caput, Item II, of Decree 8893, of 2016, show the positive value of the company considering the new concession contract before the adoption of the relaxations provided for under paragraphs 1 and 2 and the recognition referred to under Article 6, there shall be application of the discretion for trial of proposals defined in Article 15, caput, Item II, of Law 8,987, of 1995, in the bidding procedure for concession of the electric energy referred to under Article 1.

Paragraph 8 In the event provided for in Paragraph 7, the relaxations of the tariff parameters and the tariff recognitions referred to under Article 6, which may be already in effect, shall be removed in the first tariff process subsequent to the signature of the concession contract.

Paragraph 9 In the bidding procedure wherein the discretion of adjudication referred to in Paragraph 7 is used, the minimum value of the grant, upon reference to the Ministry of Finance concerning payment conditions, especially the term and manner of payment, shall be defined based on the studies provided for under Article 3, caput, Items II and III, of this Decree or in Article 2, caput, Item II, of Decree 8,893, of 2016, and shall:

I - the value of the new concession contract, in the case in which the assessment value of the company, disregarding the new concession contract obtained from studies, is positive; or

II - the result of the addition of value of the new concession contract and the assessment value of the company, disregarding the new concession contract obtained from studies, if the event referred to in Item I is not found.

Paragraph 10. Based on the studies referred to in Article 3, caput, Items II and III, of this Decree and in Article 2, caput, Item II, of Decree 8,893, of 2016, already considering the relaxations provided for under paragraphs 1 and 2 and the recognition referred to under Article 6, if the assessment value of the company plus the value of the new concession contract is negative, the controlling shareholder of the legal entity that provides the service of distribution of electric energy may approve the adoption of the recommendations of studies so that said addition matches zero, as defined by the following competent bodies:

I - Council of the Partnership and Investment Program - CPPI, in the event established under Article 2; or

II - Ministries of Mines and Energy, Finance, and Planning, Development and Management, under the event provided for in Article 3.

Paragraph 11. The recommendations referred to in Paragraph 10 may include, among other measures, the realization of:

I - contribution of funds; and

II - corporate operations in the legal entity responsible for the provision of the service of electric energy distribution

Paragraph 12. In the event that the recommendations referred to in paragraphs 10 and 11 are not approved under the term established by the competent agencies, there shall be application of Article 5.

Paragraph 13. The winning bidder shall be entitled to a new concession contract upon the purchase of shares to be sold for the purposes of transfer of the company’s controlling interest.

Paragraph 14. The value of the shares to be sold shall be established by the studies provided for under Article 3, caput, Items II and III, of this Decree or in Article 2, caput, Item II, of Decree 8,893, of 2016, disregarding the new concession contract, event in which a symbolic minimum value shall be established for the purposes of transfer of control of legal entity.

Paragraph 15. The new utility company shall, according to the rules and terms to be defined in the notice, purchase the assets and the reversible facilities linked to the provision of the service which are under a property different from that of the company which shall have the controlling interest transferred by way of the bidding procedure referred to in the caput, at an amount corresponding to the part of the investments not amortized and/or not depreciated associated thereto, valued based on VNR methodology.

Article 5 Aneel shall perform the bidding procedure for concession of distribution of electric energy, without transfer of the controlling interest of the legal entity responsible for the provision of the service of electric energy distribution, in the following events:

I - upon decision of CPPI, for enterprises qualified under the scope of the Partnership and Investment Program of the Presidency of the Republic, or by decision of the Ministries of Mines and Energy, Finance, and Planning, Development and Management, in the other cases.

II - if the controlling shareholder of the legal entity responsible for the provision of the service of electric energy distribution:

a) does not meet the provisions under Article 1, Paragraph 2; or

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b) does not approve the recommendations referred to under Article 4, paragraphs 10 and 11, under the terms established based on the provisions of Article 4, Paragraph 12; or

III - in the case of failure achieving the purpose of the bidding procedure provided for under Article 1.

Paragraph 1 In the bidding procedure referred to in the caput, there shall abidance by the discretion of trial of proposals, provided for under Article 15, caput, Item I, of Law 8,987, of 1995, the discretion referred to in Article 4, Paragraph 6, and the consistency with the maintenance of tariff relaxations or recognitions, as already in practice.

Paragraph 2 The bidding procedure winner referred to in the caput shall acquire, according to the rules and terms to be defined by Aneel in the respective notice, from the party responsible for proving the public utility of distribution of electric energy, the assets and reversible facilities linked to the provision of the service, at an amount corresponding to the part of the investments not amortized and/or not depreciated associated thereto, valued based on VNR methodology.

Paragraph 3 The bidding procedure winner referred to in the caput shall reimburse the part responsible for proving the public utility of distribution of electric energy for any remaining balances, if positive, insufficiency of payment or tariff reimbursement related to financial amounts to be ascertained based on the regulations previously set by Aneel, including those only constituted after the last tariff change.

Paragraph 4 ANEEL shall define the energy purchase and energy transmission obligations, as well as the sector charges to be assumed by the new utility company, as of the effectiveness of the new concession contract.

Paragraph 5 The new utility company shall not undertake responsibility for the obligations of the provider of the services of distribution appointed, not provided for in the notice.

Paragraph 6 Aneel may set the additional conditions necessary for ensuring the initial economic balance of the concession to be subject to bidding.

Article 6 The concession contract of the new utility company shall provide for the tariff recognition related to the loans referred to under Article 4, Paragraph 4, Item VI, of Law 5,655, dated May 20. 1971, under the terms of the notice of bidding.

Article 7 The amount received by Centrais Elétricas Brasileiras S.A. - Eletrobras, from the sale of the shares referred to under Article 4, Paragraph 12, shall be deposited in the Global Reversal Reserve - RGR fund, up to the value of return of the sum of RGR used for the purchase of shares, under the terms of Article 21-B of Law 12,783, of 2013.

Sole paragraph. The value paid for the grant referred to under Article 4 shall not be part of the sum referred to in the caput, for the purposes of the provisions of Article 21-B of Law 12,783, of 2013.

Article 8 The BNDES may directly enter into a contract with State, Federal District or Municipality for the realization of bidding procedure for sale of control, as referred to under Article 11, Paragraph 5, of Law 12,783, of 2013, which regulates, among other elements, those related to Article 1, Paragraph 2, item II, of this Decree.

Article 9 The Federal Government may promote the bidding procedure for concession of transmission of electric energy related to the transfer of control of the legal entity providing service under the direct or indirect control of the Federal Government, State, under the terms established by Article 8, Paragraph 1-A, of Law 12,783, of 2013.

Paragraph 1 For the bidding procedure referred to in the caput, an application of the controlling shareholder of the legal entity responsible for the provision of the service of electric energy transmission shall be sent to the Ministry of Mines and Energy, within the term of up to forty-five days, as of the date of publication of this Decree, abiding by the conditions established in this Decree:

Paragraph 2 The concession provided for in the caput shall be appointed for qualification under the scope of the Partnership and Investment Program of the Presidency of the Republic, observing the provisions under Law 13,334, dated September 13, 2016.

Paragraph 3 The bidding procedure referred to in the caput shall have as criteria the smaller value of the Annual Income Allowed - RAP.

Paragraph 4 The winning bidder shall be entitled to a new concession contract, for the term of thirty years, upon the purchase of shares to be sold for the purposes of transfer of the company’s controlling interest.

Paragraph 5 For the bidding procedure referred to in the caput there shall be application of the provisions under Article 3, except as regards what is established in its item IV and its sole paragraph.

Paragraph 6 The value of the shares to be sold shall be established by the studies provided for under Article 3, caput, Items II and III, disregarding the new concession contract, event in which a symbolic minimum value shall be established for the purposes of transfer of control of legal entity.

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Paragraph 7 In the event that the company’s assessment value, considering the new concession contract, is not positive, the legal entity referred to in the caput shall apply the recommendations of the studies referred to in Article 3, caput, Items II and III, to be defined by CPPI.

Paragraph 8 To perform the bidding procedure as established in the caput, the value of the company, considering the new concession contract, based on the studies provided for in Article 3, head provision, Items II and III, and the recommendations referred to in Paragraph § 7, shall be positive.

Paragraph 9 In the event that the recommendations referred to in paragraph 7 are not adopted, there shall be application of Article 10.

Article 10. Aneel shall set the criteria and perform the bidding procedure for concession of transmission of electric energy, without transfer of the controlling interest of the legal entity in charge of providing the service of transmission of electric energy, in the following events:

I - upon decision of CPPI, for projects qualified under the scope of the Partnership and Investment Program of the Presidency of the Republic;

II - if the controlling shareholder of the legal entity responsible for the provision of electric energy transmission service:

a) does not meet the provisions under Article 9, Paragraph 1; or

b) does not meet, under the term established by CPPI, to the recommendations referred to under Article 9, Paragraph 7; or

III - in the case of failure achieving the purpose of the bidding procedure provided for under Article 9.

Paragraph 1 The bidding procedure winner shall acquire, from the party responsible for proving the public utility of transmission of electric energy, the assets and reversible facilities linked to the provision of the service, at an amount corresponding to the part of the investments not amortized and/or not depreciated connected thereto, valued based on VNR methodology.

Paragraph 2 The bidding procedure winner referred to in the caput shall reimburse part responsible for proving the public utility of transmission of electric energy for any remaining balances, if positive, insufficiency of payment or restitution for tariff related to financial amounts to be ascertained based on the regulations previously set by Aneel, including those constituted after the last tariff change.

Paragraph 3 The new utility company shall not undertake responsibility for the obligations of the provider of the services of transmission appointed, not provided for in the notice.

Paragraph 4 Aneel shall set the conditions necessary for ensuring the initial economic balance of the concession to be subject to bidding.

Article 11. The BNDES shall be entitled to remuneration for performance of the activities under its responsibility, in accordance with the provisions under this Decree, as well as the reimbursement of the expenditure with third-part.

Paragraph 1 The payments referred to in the caput shall be the responsibility of the controlling shareholder of the legal entity responsible for the electric energy distribution or transmission service.

Paragraph 2 The notice may establish that the bidding procedure winner referred to under Article 1 and Article 9 makes the payments referred to under the caput.

Article 12. The provisions under Article 1 and Article 9 shall be applicable only to companies already established on the date of publication of this Decree.

Article 13. The adhesion by the bidding procedure referred to under Article 1 and Article 9 by the controlling shareholder of the legal entity responsible for the provision of the service implies the acceptance of the provisions of the Decree.

Article 14. The bidding procedures provided for under this Decree shall be held without previous reversal of the assets linked to the service provision, under the terms established under Article 8, Paragraph 1, of Law 12,783, of 2013, except if there is decision otherwise rendered down under the CPPI Resolution.

Article 15. This Decree shall become effective on the date of its publication.

Brasília, November 6, 2017; 196th Anniversary of the Independence and 129th of the Republic.

MICHEL TEMER

Fernando Coelho Filho

This text does not replace the one published in the Official Gazette (DOU) dated November 7, 2017

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Annex 2 - Resolution of CPPI number 20, of November 08, 2017

PRESIDENCY OF THE REPUBLIC

COUNCIL OF THE PRESIDENCY OF THE REPUBLIC'S INVESTMENT PARTNERSHIP PROGRAM

RESOLUTION No. 20 - NOVEMBER 8, 2017

Approves the transfer of Centrais Elétricas Brasileiras S.A. – Eletrobras’ stock control in Companhia Boa Vista Energia S.A., Companhia Energética de Alagoas, Companhia Energética do Piauí, Centrais Elétricas de Rondônia S.A., Companhia de Eletricidade do Acre S.A. and Amazonas Distribuidora de Energia S.A., associated with the concession granting of the public electricity distribution service under the conditions and any other measures it determines.

THE PRESIDENCY OF THE REPUBLIC'S COUNCIL OF INVESTMENT PARTNERSHIP PROGRAM, in its attributions, granted by articles 4, 5 and 7 of Law No. 13,334, of September 13, 2016, and in view of the provisions of article 6, item II, of Law No. 9,491, of September 9, 1997, and

Whereas, Centrais Elétricas Brasileiras SA - Eletrobras holds 100% (one hundred percent) of the total and voting capital stock of Boa Vista Energia S.A. - Boa Vista, Companhia Energética de Alagoas - Ceal, Companhia Energética do Piauí - Cepisa, and approximately 96.71% of the voting capital stock of Companhia de Eletricidade do Acre S.A. - Electroacre;

Whereas, the distribution companies and the concession of the public electricity distribution service they held were qualified as a national priority and included in the Investment Partnerships Program (PPI) on November 1, 2016, through Decree No. 8,893, of November 1, 2016;

Whereas, Decree No. 8,893 of 2016 designated the Ministry of Mines and Energy as responsible for coordinating and monitoring the procedures and stages of the privatization process;

Whereas, Decree No. 8,893 of 2016 designated the National Economic and Social Development Bank - BNDES as responsible for executing and monitoring the privatization process of the electricity distribution companies, pursuant to Article 6, paragraph 1, and Article 18, of Law No. 9,491, of September 9, 1997;

Whereas, the Ministry of Mines and Energy, in the use of the attributions granted by Article 87, sole paragraph, items II and IV, of the Constitution, and in view of the provisions of Article 9, paragraph 1, of Law No. 12,783 of January 11, 2013, Decrees No. 7,805, September 14, 2012 and No. 8,461, dated June 2, 2015, designated Amazonas Distribuidora, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista as responsible for the provision of the public electricity distribution service, under the terms of, respectively, MME Ordinances No. 420, No. 421, No. 422, No. 423, No. 424 and No. 425, of August 3, 2016, in order to guarantee the continuity of the service, which will be provided under the terms and conditions established in Ordinance MME No. 388, of July 26, 2016;

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Whereas, the shareholders of Eletrobras, by means of the 165th Extraordinary Shareholder Meeting held on July 22, 2016, decided, by majority vote, to approve, pursuant to the Brazilian Corporate Law, the transfer of share control of the distribution companies, pursuant to Article 8, paragraph 1 of Law No. 12,383, of 2013, with the wording provided by Law No. 13,360, dated November 17, 2016, provided that, until the transfer of a distribution company to the new controlling shareholder, such distribution company receives directly from the Federal Union or through tariff charging, the resources and remuneration necessary to operate, maintain and make investments that are related to the public services of the respective distribution company, maintaining the economic and financial balance of the distribution company, without any contribution of resources, in any capacity, by Eletrobras;

Whereas, Article 8, paragraph 1-A, of Law No. 12,783, of 2013, allowed the Union, when the service provider is a legal entity under its direct and indirect control, to grant a concession contract for a period of 30 (thirty) years associated with the transfer of control of the legal entity providing the service;

Whereas, the National Electricity Agency - ANEEL held, from December 2016 to February 2017, Public Consultation No. 94/2016, with the objective of receiving contributions to improve the drafting of the new Public Service Concession Agreement of Energy Distribution, in compliance with the provisions of Article 8, paragraph 1-A, of Law No. 12,783, of 2013;

Whereas, the Executive Board of ANEEL, through Order No. 1,213, of May 2, 2017, approved the draft of the Concession Agreement of the Public Service of Distribution of Electric Energy for use in the bidding processes referred to in paragraph 1-A of Article 8 of Law No. 12,783, of 2013;

Whereas, the Ministry of Mines and Energy, through Ordinance No. 342, dated August 25, 2017, promoted a new Public Consultation in the period from August 28, 2017 to September 6, 2017, for specific adjustments to the draft for the new Concession Agreement;

Whereas, the Ministry of Mines and Energy, by means of Ordinance No. 346, dated August 31, 2017, determined that, in the 2017 tariff process, ANEEL would make, in a transitory manner, the regulatory parameters regarding operating costs and non-technical losses more flexible, with the objective of allowing the economic balance of the public electricity distribution service concessions to which the distribution companies were entitled; and

Whereas, the publication of Decree No. 9,192 of November 6, 2017, which regulates the electric power distribution concession bidding associated with the transfer of control of the legal entity providing the service under direct or indirect control of the Federal Government,

DETERMINES:

Article 1 – Pursuant to this Resolution, the conditions for the transfer of the majority control held by Centrais Elétricas Brasileiras SA - Eletrobras in Companhia de Eletricidade do Acre S.A. - Eletroacre, Centrais Elétricas de Rondônia S.A. - Ceron, Companhia Energética do Piauí – Cepisa, Energias de Alagoas - Ceal, Boa Vista Energia S.A. - Boa Vista and Amazonas Distribuidora de Energia S.A. - Amazonas Energia are hereby approved, as well as the preferred shares issued by them, in association with the granting of the concession of the electric energy distribution service in areas defined by the National Electric Energy Agency – ANEEL;

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Article 2 – The privatization of the distribution companies together with the granting of a new electric power distribution concession, will take place in accordance with the provisions of Article 4, items I and VI, of Law No. 9,491, dated September 9, 1997, through the sale of the following:

I - Eletroacre: the number of common and preferred shares owned by Eletrobras representing at least 96.71% (ninety-six dot seventy-one percent), minus 1 (one) common share, of Eletroacre’s capital stock on the date of settlement of the auction, for the total amount of R$50,000.00 (fifty thousand reais);

II - Ceron: the number of common shares owned by Eletrobras representing 100% (one hundred percent), minus 1 (one)common share, of Ceron’s capital stock, on the date of settlement of the auction, for the total amount of R$50,000.00 (fifty thousand reais);

III - Cepisa: the number of common shares and preferred shares owned by Eletrobras representing 100% (one hundred percent), minus 1 (one)common share, of Cepisa's capital stock, on the date of settlement of the auction, for the total amount of R$50,000.00 (fifty thousand reais);

IV - Ceal: the number of common shares and preferred shares owned by Eletrobras representing 100% (one hundred percent), minus 1 (one)common share, of Ceal’s capital stock, on the date of settlement of the auction, for the total amount of R$50,000.00 (fifty thousand reais);

V - Boa Vista: the number of common shares owned by Eletrobras that represent 100% (one hundred percent), minus 1 (one)common share, of Boa Vista’s  capital stock, on the date of settlement of the auction, for the total value of R$50,000.00 (fifty thousand reais); and

VI - Amazonas Distribuidora: the number of common shares and preferred shares owned by Eletrobras representing 100% (one hundred percent), minus 1 (one) common share, of Amazonas Distribuidora’s capital stock, on the date of settlement of the auction, for the total amount of R$50,000.00 (fifty thousand reais).

Paragraph 1 - Eletrobras shall remain the holder of 1 (one) common share in each distribution company, after the sale of the shares to employees and retirees pursuant to Article 11 of this Resolution.

Paragraph 2 - The payment for the shares held by Eletrobras shall be made in cash and in national currency.

Paragraph 3 - The minority shareholders of Eletroacre shall be entitled to sell their shares to the new controlling shareholder under the same conditions and prices paid by Eletroacre for the shares of Eletrobras.

Article 3 – Eletrobras shall, prior to the effective transfer of the share control, make adjustments to the distribution companies by converting debt into equity capital or through the assumption of debts of the distribution companies to Eletrobras and / or third parties, in the following amounts:

I - Eletroacre: R$113,779,871.99 (one hundred and thirteen million, seven hundred and seventy-nine thousand, eight hundred and seventy-one reais and ninety-nine centavos);

II - Ceron: R$1,872,522,463.42 (one billion, eight hundred seventy-two million, five hundred twenty-two thousand, four hundred and sixty-three reais and forty-two centavos);

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III - Cepisa: R$50,000.00 (fifty thousand reais);

IV - Ceal: R$50,000.00 (fifty thousand reais);

V - Boa Vista: R$342,120,486.20 (three hundred and forty-two million, one hundred and twenty thousand, four hundred and eighty-six reais and twenty centavos); and

VI - Amazonas Distribuidora: R$8,911,866,558.94 (eight billion, nine hundred and eleven million, eight hundred and sixty-six thousand, five hundred and fifty-eight reais and ninety-four centavos).

Paragraph 1 - In addition to the adjustments provided for in the caput of this article, Eletrobras shall assume the rights and obligations of the distribution companies, related to the Fuel Consumption Account (CCC) and the Energy Development Account (CDE), including credits and debits that are subsequently recognized by a competent entity or by the distribution companies and whose generating event is prior to the transfer of the share control referred to in this Resolution.

Paragraph 2 - Without limitation to the provisions of paragraph 1 of this article, Amazonas Distribuidora may pay debts to Eletrobras by transferring the entirety of the shares issued by Amazonas Geração e Transmissão SA - Amazonas GT, in favor of Eletrobras and/or third parties, whose value will be deducted from the amount of adjustment indicated in item VI of this article.

Paragraph 3 - The General Meeting of Eletrobras for the resolution of the sale of the share control referred to in this Resolution and the measures provided for in this article shall be held until December 29, 2017, in accordance with what is established in Article 4, paragraph 12, of Decree No. 9,192, of November 6, 2017 and Article 42, item I, of Eletrobras' Bylaws.

Paragraph 4 - The unbundling of Amazonas Distribuidora shall be completed by March 2, 2018.

Article 4 - The Privatization Notice shall indicate the quantity and value of the shares of each distribution company, to be offered in the privatization bid, and each lot must be purchased in full by the same buyer.

Article. 5 - The bidding process will take place in a sequential auction mode, to be held at a public session, through the presentation of economic proposals in closed envelopes, with provision for open outcry in the cases set out in the Privatization Notice.

Paragraph 1 - The bidding will be carried out with reversal of phases and only the qualification documents of the winner(s) of the auction will be opened.

Paragraph 2 - The bidder, under penalty of disqualification, must present a specific closed envelope for each distribution company, indicating the respective economic proposal or express manifestation of lack of interest.

Paragraph 3 - Prior to the beginning of each opening stage of the closed envelopes, the bidder may decline its economic proposal, provided that it has been recognized as a winning bidder in any of the previous auctions.

Paragraph 4 - The bidder who offers the highest classification percentage, as set forth in the Request for Proposal, shall be considered the winner.

Paragraph 5 - The classification percentage shall consist of a single rate that:

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I - from zero to one hundred points will indicate the discount regarding the additional transitional tariff for the concession of electric energy distribution, in the form of flexibilization of the regulatory parameters and the tariff recognition related to the Global Reversion Reserve (RGR) loans, dealt with in Article 4, paragraph 4, item IV, of Law No. 5,655, of May 20, 1971, contracted by the distribution companies, as approved by ANEEL; and

II - what exceeds one hundred percent points will be multiplied by the reference value in reais established in the Privatization Notice, in order to indicate the respective amount offered as premium for the concession to be paid to the Federal Government.

Paragraph 6 – The valid proposals will be arranged in the descending order of classification percentage, and bidders whose proposals are within range in relation to the highest offer, will be able to openly outcry as set forth in the Privatization Notice for each distribution company.

Paragraph 7 - For the purposes of the provisions of paragraph 5, item I, additional transitional tariffs shall be understood as the transitory additional tariff resulting from the regulatory flexibilization approved by ANEEL, in order to allow the economic balance of the concession to be bid pursuant to Article 8, paragraph 1-A, of Law No. 12,783 of 2013.

Article 6 - Bidders who offer an economic proposal for Eletroacre and Boa Vista will be granted the right to participate directly in the open outcry stage of any of the other auctions, even if the respective economic proposals are outside the minimum range established in the Privatization Notice.

Sole paragraph - Each auction in which the bidder is declared winner will grant the right referred to in the caput, to be exercised in a subsequent bid, provided that the bidder has submitted a valid economic proposal for the distribution company to be tendered.

Article 7 – To participate in the auction the bidder is required to present a bid guarantee, in accordance with the Privatization Notice.

Article 8 - The deadline for submission of proposals shall be at least 15 (fifteen) days, counted from the date of publication of the Privatization Notice.

Article 9 - The winning bidder shall acquire approximately 90% (ninety percent) of the shares held by Eletrobras in the capital stock of the distribution companies, after completion of the stages referred to in Article 3.

Sole paragraph - The financial settlement of the sale of shares held by Eletrobras will be made in cash, in Brazilian currency, and will be, together with the minimum capital increase set forth in article 10, a condition for the granting of a new concession agreement for the electric energy distribution service.

Article 10 - Simultaneously with the acquisition of the distributing company's shareholding control, the new controlling shareholder shall carry out a new capital increase in the distribution companies, by means of subscription and payment, immediately, of shares, according to the following minimum values:

I - Eletroacre: R$238,805,729.30 (two hundred thirty-eight million, eight hundred and five thousand, seven hundred twenty-nine reais and thirty centavos);

II - Ceron: R$241,099,855.91 (two hundred and forty-one million, ninety-nine thousand, eight hundred and fifty-five reais and ninety-one centavos);

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III - Cepisa: R$720,915,595.51 (seven hundred and twenty million, nine hundred and fifteen thousand, five hundred and ninety-five reais and fifty-one centavos);

IV - Ceal: R$545,770,485.33 (five hundred and forty-five million, seven hundred and seventy thousand, four hundred and eighty-five reais and thirty-three centavos);

V - Boa Vista: R$175,999,185.71 (one hundred seventy-five million, nine hundred and ninety-nine thousand, one hundred and eighty-five reais and seventy-one centavos); and

VI - Amazonas Distribuidora: R$491,370,787.84 (four hundred ninety-one million, three hundred and seventy thousand, seven hundred and eighty-seven reais and eighty-four centavos).

Article 11 - The employees and retirees of the respective distribution company will be offered the right to purchase the total shares held by Eletrobras, after the acquisition of the control of the distribution company by the new controlling shareholder, except for the provisions set forth in Article 2, paragraph 2.

Paragraph 1 -The shares held by Eletrobras offered to employees and retirees shall be at least 10% (ten percent) of the number of shares held by Eletrobras prior to the sale to the winning bidder.

Paragraph 2 - For the purposes of the offer to employees and retirees, the shares will be offered with approximately 10% (ten percent) discount on the minimum price per share, which shall be offset by the new controlling shareholder in order to guarantee for Eletrobras the values expected under Article 2.

Paragraph 3 - Eletrobras will assign to the employees and retirees exercising the option to acquire the shares of the distribution company the pre-emptive right to subscribe to the capital increase referred to in Article 10.

Paragraph 4 - The shares not acquired by the employees and retirees of the distribution company shall be compulsorily acquired by the new controlling shareholder, so that Eletrobras will remain with only one (1) common share.

Article 12 - The conditions for the qualification of employees and retirees will be defined in the Privatization Notice.

Paragraph 1 - The shares must be offered to the employees and retirees of the distribution company on an equal basis, among all those qualified, under the terms of the Privatization Notice.

Paragraph 2 - The Privatization Notice may establish tie-breaking criteria for the purposes of acquisition of shares by employees and retirees.

Paragraph 3 - The shares not acquired by employees and retirees shall be acquired by the winner of the bid, at a value equivalent to the offer value to the employees and retirees of the distribution company, and within a maximum period of 60 (sixty) days, counted from the date of the financial settlement of the last offer to employees and retirees of the company.

Article 13 - Within three years from the date of signature of the purchase and sale agreement of the controlling shareholding of the distribution company, the new controlling shareholder will have the obligation to repurchase the shares acquired by the employees and retirees of the company, in the occasion of their wish to sell them, provided that such shares have been acquired within the scope of the offer to employees and retirees and/or the capital subscription provided for in Article 10 of this Resolution.

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Paragraph 1 - The repurchase of these shares shall be made at the acquisition value, plus the amount corresponding to 10% (ten percent) of the respective amount paid.

Paragraph 2 - The amount referred to in paragraph 1 shall be limited to R$100,000 (one hundred thousand reais) per employee or retiree, not including the premium corresponding to 10% (ten percent) of the respective amount paid.

Paragraph 3 - The value resulting from paragraph 1 above shall be adjusted by the referential rate of the Special Settlement and Custody System for Federal Securities (SELIC) from the settlement date of the purchase of shares by the employee or retiree of the distribution company.

Article 14 - The approval of the transfer of share control by ANEEL and by the Administrative Council for Economic Defense (CADE) will be a condition for the following measures:

I - adjustments by Eletrobras dealt with in Article 3 of this Resolution, except for the adoption of the measures referred to in Article 3, paragraph 2;

II - financial settlement of the transfer of control of the distribution companies by the successful bidder;

III - subscription and payment of the minimum capital increase of the distribution company by the new controlling shareholder, as provided for in Article 10 above; and

IV - financial settlement of the purchase of the shares offered by Eletrobras to the employees and retirees of the relevant distribution company.

Article 15 - Public hearings shall be held in the cities of Porto Velho - RO, Boa Vista - RR, Maceió - AL, Teresina - PI, Rio Branco - AC and Manaus - AM.

Article 16 – The distribution companies are authorized to open the data room, including before the publication of the Request for Proposal, which must contain the data and documents of the distribution companies allowing the interested parties to carry out their due diligence.

Paragraph 1 - A manual of the due diligence procedure shall be prepared for each distribution company, which shall define, among other matters, payment and/or guarantee for access to the data room.

Paragraph 2 - The due diligence activities by the interested parties do not exclude the possibility of future events of clarifications related to the Request for Proposal for the privatization of the distribution companies, whose conditions will be included therein.

Article 17 - Eletrobras will be granted the option to increase its participation in the share capital of the distribution companies by up to 30% (thirty percent), according to the provision to be provided in the Privatization Notice.

Paragraph 1 - The deadline for the exercise of the option will be up to 6 (six) months, counted from the date of the execution of the purchase and sale agreement between Eletrobras and the winning bidder.

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Paragraph 2 - The payment of the equity interest may be made through the conversion of credits that Eletrobras still holds against the distribution companies in the capital stock.

Paragraph 3 - The option provided for in the caput for the capital increase referred to in Article 10 does not apply.

Paragraph 4 - After the transfer of the controlling interest to the winning bidder, any direct or indirect sale of the control of the distribution company will be conditional on the offer, by the buyer, for the acquisition of the shares held by Eletrobras, guaranteed the price equal to the amount paid per share of the block of control.

Paragraph 5 – A draft of the shareholders' agreement to be signed by Eletrobras and the successful bidder shall be annexed to the Privatization Notice, which shall govern the provisions of this Article.

Article 18 - BNDES shall receive compensation for the performance of the activities referred to in Decree No. 8,893 of 2016 and Decree No. 9,192 of 2017, as well as the reimbursement of expenses incurred with third parties, in the form agreed with Eletrobras.

Article 19 - Pursuant to Article 7 of Decree 9,192 of 2017, and Article 21 of Law No. 9,491 of 1997, the amount to be deposited in the RGR, pursuant to article 21-B of Law 12,783 of 2013, shall be the amount transferred to Eletrobras, from the net value received by the sale of the shares of the distribution companies dealt with in this Resolution, after the applicable deductions.

Article 20 - In the event of Ceal's privatization, the publication of the Privatization Notice  shall be conditioned on the judicial conclusion and approval of an agreement regarding the payment of salary differences arising from the Bresser Plan, without prejudice to any possible updating of the technical evaluation studies of the distribution companies.

Article 21 - Resolution CPPI No. 1 dated September 13, 2016 does not apply, except as provided for in its Articles 5, 18 and 19.

Article 22 - This Resolution shall enter into force on the date of its publication.

W. MOREIRA FRANCO
Minister of State of the General Secretariat of the Presidency of the Republic

ADALBERTO SANTOS VASCONCELOS
Special Secretary of the Investment Partnerships Program of the General Secretariat of the Presidency of the Republic

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Annex 2.A - Resolution of CPPI number 28, of November 22, 2017

PRESIDENCY OF THE REPUBLIC

Investment Partnership Program Council OF THE PRESIDENCY OF THE REPUBLIC

RESOLUTION NO. 28 - NOVEMBER 22, 2017

Changes in the Resolution No. 20, from November 8, 2017, of the Investment Partnership Program Council which approves the transfer of Centrais Elétricas Brasileiras S.A. – Eletrobras’ stock control in Companhia Boa Vista Energia S.A., Companhia Energética de Alagoas, Companhia Energética do Piauí, Centrais Elétricas de Rondônia S.A., Companhia de Eletricidade do Acre S.A. and Amazonas Distribuidora de Energia S.A., associated with the concession granting of the public electricity distribution service.

THE Minister of State of the General Secretariat of the Presidency of the Republic AND THE Minister of State of Mines and Energy, in its attributions, granted by article 1st of Resolution No. 21, from November 8, 2017, of the Investment Partnership Program Council, resolves, ad referendum:

Article 1st of Resolution No. 20, from November 8, 2017, of the Investment Partnership Program Council, shall enter into force with the following amendments:

“Article 3rd........................................................................

Paragraph 1 - In addition to the adjustments provided for in the caput of this article, Eletrobras shall, under the criteria established in its General Meeting, assume the rights and obligations of the distribution companies, related to the Fuel Consumption Account (CCC) and the Energy Development Account (CDE), recognized in the Distribution Companies’ Financial Statements at the base date of the studies considering the adjustments up to June 30, 2017, including the rights related to item IX of article 13 of Law 10,438, of April 26, 2002, with the new wording given by Law 13,299, dated June 21, 2016, in which Eletrobras shall, on the other hand, assume, in a commutative manner, equivalent rights and/or obligations.

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Paragraph 3 - The General Meeting of Eletrobras for the resolution of the sale of the share control referred to in this Resolution and the measures provided for in this article shall be held until February 1st, 2018, in accordance with what is established in Article 4, paragraph 12, of Decree No.9,192, of November 6, 2017 and Article 42, item I, of Eletrobras' Bylaws.” (NR)

Article 2nd This Resolution shall enter into force on the date of its publication.

W. MOREIRA FRANCO

Minister of State of the General Secretariat of the Presidency of the Republic

FERNANDO COELHO FILHO

Minister of State of Mines and Energy

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Annex 3 - Opinion of eletrobras Legal Department

MEMORANDUM	Date: 11/16/2017 DJJJ - 4056/2017

From: Fernanda Maria Vieira Lima Schuery Soares

To: Rodrigo Madeira Henrique de Araújo - Manager of DJJJ

Subject: 169th Extraordinary General Meeting Call - Extension of the Deadline for Privatization of Eletrobras’ Distribution Companies

Reference: DFR Memorandum No. 199/2017

                  EMP No. 1321/2017

The Investor Relations Department - DFR, through the aforementioned Memorandum, refers to the call of the 169th Extraordinary General Meeting ("EGM") of Eletrobras to resolve on the term extension for the Distribution Companies, controlled by Eletrobras, shareholding control disposal, namely, Amazonas Energia, Boa Vista Energia, Ceal, Cepisa, Ceron and Eletroacre ("Distribution Companies") in a privatization auction, so that Eletrobras has sufficient time to analyze the conditions proposed for their privatization, as provided in the Resolution No. 20/2017 of the Investment Partnership Program Council ("CPPI") of November 08, 2017, and to inform and properly dimension the possible costs and responsibilities of a possible liquidation of the Distribution Companies, as well as to revoke the decision of the 162nd EGM regarding the modeling of the unbundling process of Amazonas Energia.

As a guideline for the refered EGM, the following agenda is included:

"1. To rectify item 7.9 of the decision of the 165th Extraordinary General Meeting of July 22, 2016 to extend the deadline for signing the contract for the transfer of the shareholding control held by Eletrobras in the distribution companies known as Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A – Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa provided that it occurs until July 31, 2018, under penalty of maintenance of the decision of the 165th Extraordinary General Meeting that determined the ending of the temporary distribution services, as well as liquidation of the referred distribution companies, which should also occur in the following cases: (i) Aneel and/or the Granting Authority do not guarantee the right to provide distribution services on a temporary basis until the effective transfer of the shareholding control, for an adequate remuneration, in the exact terms foreseen in item 2 below; or (ii) the Resolution 20 of November 8, 2017, of the Investment Partnership Program Council - CPPI is not added or rectified to allow the extension of the deadline for the Eletrobras Shareholders' Meeting to deliberate on the conditions of privatization of its Distribution Companies;

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2. To approve that the distribution companies, subsidiaries of Eletrobras, denominated Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A - Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa, continue to provide temporary distribution services until the effective transfer of shareholding control, provided that (i) item 1 above is approved; (ii) all resources necessary to operate, maintain and make investments related to the public services of the respective distribution company are provided by the tariff, by the Federal Government or the Sectoral Funds, maintaining the economic and financial balance of the Distributors, without any contribution of funds, to any, by Eletrobras; and (iii) there is an act of the Granting Authority extending the deadlines for temporary service provision by the Distribution Comapanies; and

3. To revoke the decision of the 162nd Extraordinary General Meeting of June 22, 2015, which authorized, in the scope of the process of unbundling of the activities of generation and transmission of the distribution activities of Amazonas Distribuidora de Energia S.A - Amazonas Energia, the redemption of convertible and exchangeable debentures issued by Amazonas Distribuidora Energia through the exchange of such debentures for the totality of the shares issued by Amazonas Geração e Transmissão S.A, owned by Amazonas Distribuidora de Energia S.A, due to the need to change the unbundling model.

Regarding the history of the matter, as well as technical, economic and financial aspects, they are described in the Report to the Executive Board ("REDEX"), as well as in the Management Proposal Draft ("PROPOSAL"), which describes the advantages and risks of the items on the agenda, which instruct the related matter and must be taken into consideration by the management when it is deliberated.

We emphasize that this opinion will only deal with the items on the agenda, thus not dealing with the transfer of the Distribution Companies shareholding control, nor with the modeling or adjustments provided for in Resolution CPPI No. 20/2017, which will be analyzed and approved further. Likewise, shall not be the subject of this document, because they fall out of the range of competences of this legal department, evaluations on the convenience and opportunity of items approval on the agenda under examination, which claim a judgment of merit to be conducted by Eletrobras’ directors  and proposed to the General Meeting deliberation.

Made these initial considerations, we proceed to the analysis of the matter in question.

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According to article 131 of Law 6,404/1976 ("LSA"), the general meeting is ordinary when it has as object the matters listed in the roll of article 132 of the same law, being extraordinary in the other cases.

In fact, the competence of EGM is residual compared to the private matters of the OGM, proving to be typical in the hypotheses conveyed in the articles 135 and 136 of the LSA, and atypical whenever it so claims the Company's Bylaws, or, even more broadly, when called to "decide all business related to the object of the company and take the resolutions that it deems appropriate for its defense and development ", according to article 121 of the above mentioned law.

In this sense, considering that the proposals on the agenda are intended to change the deadlines defined in the 165th Extraordinary General Meeting, as well as to revoke the decision of the 162nd Extraordinary General Meeting, it remains evident the competence of the Extraordinary General Meeting to approve the items on the agenda, since only the General Meeting is competent to review its decisions, this is the supreme body of the Company.

It is also necessary to comply with the requirements essential to the regularity of the announcement, contained in articles 124 and 289, both of the LSA, especially highlighting the minimum term of 30 days in advance to call the EGM, as determined by article 8 of CVM Instruction No. 559/2015, since Eletrobras is the issuer of shares that serve as the basis for sponsored DR program.

Regarding distance voting, its adoption in the present case consists on a faculty, under the terms of paragraph 2nd of article 21-A of CVM Instruction No. 481, that is not included in the mandatory role provided for in paragraph 1st of this same article, there being no legal obstacles to its adoption.

Having said that, we have to make some observations on the agenda.

Item 1 of the agenda of the day of the EGM to be called deals with the rectification of item 7.9 of the 165th Extraordinary General Meeting, in order to extend the deadline established therein for the Distribution Companies control transfer until July 31, 2018, "under maintenance penalty of the 165th Extraordinary General Meeting’s decision that determined the termination of temporary distribution services, as well as the liquidation of said Distribution Companies, which should also occur in the following cases: (i) is not guaranteed by the National Electric Energy Agency - ANEEL and/or by the Granting Authority, the right to provide distribution services, on a temporary basis, until the effective transfer of the share control, for an adequate remuneration, in the exact terms set forth in item 2 below; or (ii) the Resolution of the Investment Partnership Council - CPPI number 20, dated November 8, 2017, is not added or rectified to allow the extension of the deadline for the Eletrobras’ General Meeting to deliberate on the conditions of privatization of its Distribution Companies".

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In this context, in spite of the change in the deadline itself not being legal, we note that the aforementioned CPPI Resolution No. 20/2017 determines in its article 3, paragraph 3rd, that the Eletrobras’ EGE for Distribution Companies control sale’s resolution occurs until December 29, 2017, referring to the provisions of article 4, paragraph 12, of Decree No. 9,192/2017.

On the other hand, Decree 9,192/2017, which "regulates Law No. 12,783/2013, to provide for the bidding of distribution and transmission concessions associated with the transfer of control of a legal entity providing public electric power services", determines, in its article 4, paragraph 12, that, if the controller of the legal entity providing the electricity distribution service does not approve, by its competent bodies, the adjustments defined by the CPPI within the established deadlines, the provisions of article5 of the Decree, which deals with the "bidding for the concession of electricity distribution without transfer of corporate control of the legal entity responsible for the provision of the electric energy distribution service."

In other words, in the hypothesis that the CPPI does not edit act, postponing the deadline set forth in the aforementioned article 3, paragraph 3rd, of CPPI Resolution No. 20/2017, in the absence of approval by the Company's shareholders at the EGM for the transfer of the Distribution Companies control in the manner stipulated by CPPI Resolution No. 20/2017, the Granting Authority (through ANEEL) will promote a pure bidding for the concession, thus depleting the object of the Distributions Companies, which would lead, in our opinion, to the liquidation of these Companies, in the manner approved by the aforementioned 165th EGM.

It is appropriate to make a weighting between the obligation to the administrators (and the controlling shareholder) pursuant in article 19 of Law 9,491/1997 to comply, within the established deadlines, with the necessary measures to implement the alienation processes determined by the National Privatization Council (current CPPI), and the diligence and information duties that the administrators must observe in the exercise of their functions, inscribed in articles. 153 and the following articles of the Corporations Act. In this sense, it is certain that the managers must act diligently and in the Company’s interest, so that, if they cannot present to the shareholders all the information necessary for their deliberation, the imposition of the aforementioned article 19 should be weighed.

It is also important to point out that the form of liquidation of Distribution Companies, as joint federal economy companies is complex, since these entities cannot, by express legal prohibition, be subject to the bankruptcy and recovery regime applicable to other private companies, according to article 2, I, of Law No. 11,101/2005, so that the present matter is subject of further study and external opinion, due to its relevance to Eletrobras.

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In this way, we understand that there is a risk of a possible liquidation of the Distribution Companies, which should be taken into account by the administrators in their judgment of merit.

Regarding the provision of temporary distribution services and their impacts, we will deal with the subject below, when we analyze item 2 of the agenda.

Item 2 of the agenda of the day ensures the approval of the continuity of the provision of temporary distribution services by the Distribution Companies until the effective share control transfer, provided that (i) the extension of the period set forth in item 1 of the agenda is approved; (ii) there is no resource contribution, in any way, by Eletrobras, and the distribution company is maintained for adequate remuneration approved by ANEEL or by the Granting Authority; and (iii) there is an act of the Granting Authority extending the deadlines for provision of temporary service by the Distribution Companies.

It should be noted, regarding this subject, that, in addition to the business decision, it will be necessary to extend the term established by the MME in the Ordinances MME 420, 421, 422, 423, 424 and 425, on August 3, 2016, which individually designated each one of the Distribution Companies as responsible for providing the public electricity distribution service, under the terms established in Ordinance MME 388/2016, since it also ends on 12.31.2017, which we recommend to be an attack by the administrators to negotiate with the MME, in order to guarantee the continuity of the public electricity distribution service in the regions served by the Distribution Companies.

In addition, this measure also depends on an act of ANEEL or the Granting Authority guaranteeing the adequate remuneration for the provision of services, since the proposal of the agenda is the maintenance of the prohibition approved by the 165th EGM of resource contribution, in any way, by Eletrobras.

In this way, there is a risk that the above-mentioned acts will not be edited and, at this point, it will also lead to the liquidation of the Distribution Companies, in the manner determined by the 165th EGM, of which we refer to the above considerations on the topic.

Item 3 of the agenda of the day, on the other hand, is aimed at revoking the decision of the 162nd EGM regarding the model unbundling of Amazonas Energia, due to the need to change what had previously been approved. This is because there have been modifications in the unbundling scenario, which require new modeling, with conditions still to be defined.

.

In this sense, considering that the unbundling model approved by the 162nd EGM will no longer be used, there are no legal impediments to approval of this item, it being understood that, according to Law 12,119/2009, the unbundling of Amazonas Energia will occur until April 30, 2018. However, CPPI Resolution No. 20/2017 determined that the unbundling would occur until March 02, 2018, which should be observed by both Eletrobras and Amazonas Energia, suggesting that areas of both Companies.

With respect to the draft PROPOSAL, which will subsidize the shareholders at the General Meeting to be held, with regard to the legal aspects of the recommendation contained therein, we must comply with the legislation and other applicable standards, especially Instruction CVM No. 481/2009 and the Official Letter/CVM/SEP/No.01/2017.

It should also be noted that the matters on the agenda are not included in the list of duties of the fiscal council listed in the LSA and in the Bylaws of Eletrobras, which is why such deliberations do not require the manifestation of that body.

Regarding the internal approval of the matter, it is incumbent upon the Board of Directors of Eletrobras to call the General Meeting, in the cases provided for in the LSA, or whenever it deems convenient, pursuant to article 26, VII, of its Bylaws c/c article 142, IV, of the Law of the Corporations.

We consider the need to evaluate the convenience and disclosure opportunity of the proposals on the agenda, as well as their communication to the CVM, and to the stock exchanges that trade securities issued by Eletrobras, since they can be considered as relevant facts, in view of the set forth in article 2, sole paragraph, item XVIII of CVM Instruction No. 358/20021. Therefore, we recommend that the DFR2 evaluate, as the case may be, the appropriate moment for the communication of the Relevant Fact to the market, and, in addition, it is incumbent upon the managers to merit their immediate disclosure, should this jeopardize the legitimate interest of the Company.

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1 "Art. 2o It considers relevant for the purposes of this Instruction any decision of controlling shareholder, resolution of the general meeting or of the governing bodies of the publicly-held company, or any other act or fact of a political- administrative, technical, business or economic-financial character that has occurred or is related to its business that may have a significant influence:

(...)

 Single paragraph. Following the definition of the caput, are examples of potentially relevant act or fact, among others, the following:

(...)

XVIII - approval, alteration or withdrawal of project or delay in its implementation;

2 According to the provisions of CVM Instruction No. 358/2002 in its article 3rd, verbis:

 "Art. 3rd It is incumbent upon the Investor Relations Officer to send to the CVM, through an electronic system available on the CVM page in the world computer network, and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities are issued by the company are admitted to trading, any relevant act or fact occurred or related to its business, as well as ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

We emphasize that the understanding herein is merely opinionated, not binding on the Company's management, which is the understanding that seemed to us more in line with the regulations and other applicable regulations.

Finally, in line with the statement No. 4 of the Manual of Good Practice of the General Law of the Union, we clarify that eventual endorsement bets on the documents sent to this JJJJ correspond only to a mechanism of certification of the papers actually appreciated by the lawyer, not replacing nor disregarding the corresponding legal opinion.

Thus, in compliance with the merits judgment3, considering the favorable positions of the competent departments, REDEX and the Minutes of Resolution, Management Proposal and Distance Voting Ballot are endorsed.

Fernanda Maria Vieira Lima Schuery Soares

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3 In Brazilian Administrative Law, MEIRELLES, Hely Lopes, São Paulo, Ed. Malheiros, 29th ed., pages 152/153: "(...) The administrative merit is therefore based on the assessment of the reasons and the choice of the object of the act made by the Administration entrusted with its practice, when authorized to decide on the convenience, opportunity and justice of the act to be carried out In "Administrative Law", GASPARINI, Diógenes, São Paulo, Saraiva, 9th edition, 2004, page 94: "Discretionary are the administrative acts practiced by the Public Administration according to one of the behaviors that the law prescribes. Thus, it is up to the Public Administration to choose such behavior. This choice is made by criterion of convenience and opportunity, that is, of merit. There is convenience whenever the act interests, agrees or satisfies the public interest. There is opportunity when the act is practiced at the appropriate time to the satisfaction of the public interest. "

Annex 4 - Distance Voting Ballot

VOTING DISTANCE BALLOT

EXTRAORDINARY GENERAL MEETING - CENTRAIS ELET BRAS S.A. - ELETROBRAS of 12/28/2017

Name
Shareholder CNPJ or CPF (Identification)

Fulfillment General Guidelines

The Voting Ballot shall be completed fulfilled, signed and sent to: (i) the Book-Entry Agent of shares issued by the Company (Banco Bradesco S/A); (ii) the custodial agent responsible for the custody of the shares issued by the Company of its ownership; or, (iii) to the Company, directly.

If the shareholder is considered a legal entity under Brazilian law, the signature must be from its legal representatives, or attorneys with powers to practice this type of act

The Voting Ballot received by the Book-Entry Agent, the Custodial Agent (as the case may be) and/or by the Company shall be admitted up to 7 (seven) days prior to the date of the General Meeting. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

The Voting Ballot sent directly to the Company shall be accompanied by documentation proving the quality of shareholder or legal representative of the signatory shareholder, thus observing the requirements and formalities indicated in item 12.2 of the Company’s Reference Form, as well as in the Management Proposal.

After such term, the Company informs that it will consider the fields not filled as instruction equivalent to the abstention of vote in relation to such matters.

Disclaimer:

1 - The voting ballot is intended for shareholders who will adopt the distance voting system, pursuant to CVM Instruction 481 of December 17, 2009.

2 – Shareholders who holds American Depositary Receipts ("ADRs") shall observe the Custodian's Proxy Card.

Delivery guidelines, indicating the right to send directly to the company or send instructions to the Book-Entry Agent or the Custodial Agent

The Voting Ballot may alternatively be delivered to:

(i) the Book-Entry Agent of the shares issued by the Company (Banco Bradesco S/A);

(ii) the Custodial Agent responsible for the custody of the shares issued by the Company of its ownership, provided that it offers such service pursuant to CVM Instruction 481; or,

(iii) to the Company, directly.

The Banco Bradesco S.A., as the Book-Entry Agent of the shares issued by the Company, will receive the Company's Voting Ballot in all its network of banking branches spread throughout the national territory, in compliance with the procedures established by it.

Shareholders or their representatives must attend at any bank branch of the Book-Entry Agent, with a valid original identification document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents must be presented in addition to the Voting Ballot.

Custodial agents may, but are not required to receive, the Company's Shareholders' Voting Ballot. Therefore, it is recommended that shareholders verify with the respective Custodial Agent if it will provide such service, as well as its costs and procedures.

The Company's shareholders may also, in its sole discretion, forward the Voting Ballot directly to the Company, by post, addressed to the Company's Investor Relations Office, located at Avenida Presidente Vargas, 409, Centro, 9th floor, Rio de Janeiro/RJ, ZIP CODE 20071-003, or by e-mail, to the following e-mail address: ombudsman- ri@eletrobras.com, and the originals, in the latter case, must be forwarded to the Company before the date scheduled for the Shareholders General Meeting.

The Voting Ballot that is unaccompanied by the documentation required to prove the shareholder's condition or to prove its representation will not be considered valid and, as a consequence, will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

Postal and electronic address to send the voting ballot, if the shareholder wishes to deliver the document directly to the company

Eletrobras Investor Relations Office

Ave Presidente Vargas, 409, Downtown, 9th floor

Rio de Janeiro - RJ

ZIP CODE 20071-003

Email:ombudsman-ri@eletrobras.com

Indication of the institution contracted by the company to provide the book-entry service Securities, with name, physical and electronic address, telephone number and person for contact

Pursuant to an agreement signed between the Company and Banco Bradesco S/A, the Voting Ballot may be delivered to any branch of the bank within the national territory.

Clarifications concerning the applicable procedures and requirements can be obtained from the following address:

Banco Bradesco S.A.

4010 / Stock and Custody Department

Book-Entry Assets

4010.acecustodia@bradesco.com.br

Carlos Augusto Dias Pereira

Address: Cidade de Deus, s / nº, Vila Yara, Osasco, SP ZIP: 06029-900

Ph: 0800 701 16 16

Banco Bradesco S.A. 4010/Departamento de Ações e Custódia Escrituração de Ativos 4010.acoes@bradesco.com.br

Carlos Augusto Dias Pereira

Endereço: Cidade de Deus, s/nº, Vila Yara, Osasco, SP CEP: 06029-900 Tel.: (11) 3684-9441 - Fax: (11) 3684-2811

Matters to be discussed in the Extraordinary General Meeting

Disclaimer:

1 - The voting ballot is intended for shareholders who will adopt the distance voting system, pursuant to CVM Instruction 481 of December 17, 2009.

2 – Shareholders who holds American Depositary Receipts ("ADRs") shall observe the Custodian's Proxy Card.

Simple Deliberation

1. To rectify item 7.9 of the decision of the 165th Extraordinary General Meeting of July 22, 2016 to extend the deadline for signing the contract for the transfer of the shareholding control held by Eletrobras in the distribution companies known as Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A – Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa provided that it occurs until July 31, 2018, under penalty of maintenance of the decision of the 165th Extraordinary General Meeting that determined the ending of the temporary distribution services, as well as liquidation of the referred distribution companies, which should also occur if Aneel and/or the Granting Authority do not guarantee the right to provide distribution services on a temporary basis until the effective transfer of the shareholding control, for an adequate remuneration, in the exact terms foreseen in item 2 below;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

2. To approve that the distribution companies, subsidiaries of Eletrobras, denominated Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A - Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa, continue to provide temporary distribution services until the effective transfer of shareholding control, provided that (i) item 1 above is approved; (ii) all resources necessary to operate, maintain and make investments related to the public services of the respective distribution company are provided by the tariff, by the Federal Government or the Sectoral Funds, maintaining the economic and financial balance of the Distributors, without any contribution of funds, to any by Eletrobras; and (iii) there is an act of the Granting Authority extending the deadlines for temporary service provision by the Distribution Comapanies;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

3. To revoke the decision of the 162nd Extraordinary General Meeting of June 22, 2015, which authorized, in the scope of the process of unbundling of the activities of generation and transmission of the distribution activities of Amazonas Distribuidora de Energia S.A - Amazonas Energia, the redemption of convertible and exchangeable debentures issued by Amazonas Distribuidora Energia through the exchange of such debentures for the totality of the shares issued by Amazonas Geração e Transmissão S.A, owned by Amazonas Distribuidora de Energia S.A, due to the need to change the unbundling model.

[   ] Approve [   ] Reject [   ] Abstain

City :

Date :

Signature :

Shareholder’s Name :

E-mail :

Disclaimer:

1 - The voting ballot is intended for shareholders who will adopt the distance voting system, pursuant to CVM Instruction 481 of December 17, 2009.

2 – Shareholders who holds American Depositary Receipts ("ADRs") shall observe the Custodian's Proxy Card.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.